UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               Steven Madden, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    556269108
             -------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------

                                  Arvind Dharia
                                   John Madden
                             c/o Steven Madden, Ltd.
                               52-16 Barnett Ave.
                          Long Island City, N.Y. 11104
                                 (718) 446-1800
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 17, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                           ---------------------------
   CUSIP No. 556269108            SCHEDULE 13D             Page 2 of 17
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      Steven Madden
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [ ] (b) [ ]


--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)
      OO, PF

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [X]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF                    945,000 shares of Common Stock (1)

        SHARES          --------------------------------------------------------
                          8         SHARED VOTING POWER
     BENEFICIALLY                   809,000 shares of Common Stock (2)

       OWNED BY         --------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER
         EACH                       945,000 shares of Common Stock (1)

       REPORTING        --------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
        PERSON                      809,000 shares of Common Stock (2)

         WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,754,000 shares of Common Stock

--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions) [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.53% (3)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      IN

--------------------------------------------------------------------------------

(1) Includes 405,000 shares of common stock, par value $0.0001 per share ("Common Stock") of Steven Madden, Ltd. (the "Company") owned by Steven Madden and options to purchase 540,000 shares of Common Stock held by Steven Madden which are exercisable within 60 days of January 11, 2005.

--------------------------                           ---------------------------
   CUSIP No. 556269108            SCHEDULE 13D             Page 3 of 17
--------------------------                           ---------------------------

(2) Includes 809,000 shares of Common Stock which are owned by BOCAP Corp., a corporation wholly-owned by Steven Madden ("BOCAP").

(3) Based upon a total of 13,053,505 shares of Common Stock outstanding as of November 3, 2004 as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004 plus (i) 400,000 shares of Common Stock which were acquired by Steven Madden on January 6, 2005 in connection with the exercise of options and (ii) 540,000 shares of Common Stock which are subject to options exercisable by Steven Madden within 60 days of January 11, 2005.

--------------------------                           ---------------------------
   CUSIP No. 556269108            SCHEDULE 13D             Page 4 of 17
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      BOCAP Corp.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [ ] (b) [ ]


--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)
      WC

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Florida

--------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF                    809,000 shares of Common Stock (1)

        SHARES          --------------------------------------------------------
                          8         SHARED VOTING POWER
     BENEFICIALLY                   0 shares of Common Stock

       OWNED BY         --------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER
         EACH                       809,000 shares of Common Stock (1)

       REPORTING        --------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
        PERSON                      0 shares of Common Stock

         WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      809,000 shares of Common Stock

--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions) [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.01% (2)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      CO

--------------------------------------------------------------------------------

(1) Includes 809,000 shares of Common Stock, which are owned by BOCAP, a corporation wholly-owned by Steven Madden.

(2) Based upon a total of 13,053,505 shares of Common Stock outstanding as of November 3, 2004 as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004 plus 400,000 shares of Common Stock which were acquired by Steven Madden on January 6, 2005 in connection with the exercise of options.

--------------------------                           ---------------------------
   CUSIP No. 556269108            SCHEDULE 13D             Page 5 of 17
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      John Madden
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [ ] (b) [ ]


--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)
      OO

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF                    35,000 shares of Common Stock (1)

        SHARES          --------------------------------------------------------
                          8         SHARED VOTING POWER
     BENEFICIALLY                   1,754,000 shares of Common Stock (2)

       OWNED BY         --------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER
         EACH                       35,000 shares of Common Stock (1)

       REPORTING        --------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
        PERSON                      1,754,000 shares of Common Stock (2)

         WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,789,000 shares of Common Stock

--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions) [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.75% (3)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      IN

--------------------------------------------------------------------------------

(1) Includes options to purchase 35,000 shares of Common Stock which are exercisable by John Madden within 60 days of January 11, 2005.

--------------------------                           ---------------------------
   CUSIP No. 556269108            SCHEDULE 13D             Page 6 of 17
--------------------------                           ---------------------------

(2) Includes 1,754,000 shares of Common Stock which John Madden may beneficially own pursuant to a power of attorney dated as of September 17, 2002, whereby Steven Madden appointed John Madden and Arvind Dharia as his attorney-in-fact. The 1,754,000 shares of Common Stock include the following: (i) 405,000 shares of Common Stock owned by Steven Madden, (ii) 540,000 shares of Common Stock, which are subject to options exercisable by Steven Madden within 60 days of January 11, 2005, and (iii) 809,000 shares of Common Stock, which are owned by BOCAP, a corporation wholly-owned by Steven Madden.

(3) Based upon a total of 13,053,505 shares of Common Stock outstanding as of November 3, 2004 as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004 plus (i) 400,000 shares which were acquired by Steven Madden on January 6, 2005 in connection with the exercise of options,
(ii) 540,000 shares which are subject to options exercisable by Steven Madden within 60 days of January 11, 2005 and (iii) 35,000 shares which are subject to options exercisable by John Madden within 60 days of January 11, 2005.

--------------------------                           ---------------------------
   CUSIP No. 556269108            SCHEDULE 13D             Page 7 of 17
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      Arvind Dharia
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [ ] (b) [ ]


--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)
      OO

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF                    142,000 shares of Common Stock (1)

        SHARES          --------------------------------------------------------
                          8         SHARED VOTING POWER
     BENEFICIALLY                   1,754,000 shares of Common Stock (2)

       OWNED BY         --------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER
         EACH                       142,000 shares of Common Stock (1)

       REPORTING        --------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER
        PERSON                      1,754,000 shares of Common Stock (2)

         WITH
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,896,000 shares of Common Stock

--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions) [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.41% (3)

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      IN

--------------------------------------------------------------------------------

(1) Includes options to purchase 142,000 shares of Common Stock which are exercisable by Arvind Dharia within 60 days of January 11, 2005.

--------------------------                           ---------------------------
   CUSIP No. 556269108            SCHEDULE 13D             Page 8 of 17
--------------------------                           ---------------------------

(2) Includes 1,754,000 shares of Common Stock which Arvind Dharia may beneficially own pursuant to a power of attorney dated as of September 17, 2002, whereby Steven Madden appointed John Madden and Arvind Dharia as his attorney-in-fact. The 1,754,000 shares of Common Stock include the following:
(i) 405,000 shares of Common Stock owned by Steven Madden, (ii) 540,000 shares of Common Stock, which are subject to options exercisable by Steven Madden within 60 days of January 11, 2005, and (iii) 809,000 shares of Common Stock, which are owned by BOCAP, a corporation wholly-owned by Steven Madden.

(3) Based upon the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004, which states that, as of November 3, 2004, there were 13,053,505 shares of Common Stock outstanding plus (i) 400,000 shares which were acquired by Steven Madden on January 6, 2005 in connection with the exercise of options (ii) 540,000 shares which are subject to options exercisable by Steven Madden within 60 days of January 11, 2005 and (iii) 142,000 shares which are subject to options exercisable by Arvind Dharia within 60 days of January 11, 2005.

--------------------------                           ---------------------------
   CUSIP No. 556269108            SCHEDULE 13D             Page 9 of 17
--------------------------                           ---------------------------


Item 1.           Security and Issuer.

         This statement relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of Steve Madden, Ltd., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 52-16 Barnett Avenue, Long Island City, New York 11104. As reported in the Company's Form 10-Q for the quarter ended September 30, 2004, as of November 3, 2004, there were 13,053,505 shares of Common Stock outstanding.

Item 2.           Identity and Background.

         (a) This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Steven Madden, an individual ("Steven Madden"), (ii) BOCAP, Corp., a Florida corporation ("BOCAP") that is wholly-owned by Steven Madden, (iii) John Madden, an individual ("John Madden") and (iv) Arvind Dharia, an individual ("Arvind Dharia"). Steven Madden is the sole director and sole stockholder of BOCAP and Sydelle Madden is the President of BOCAP.

                  The Reporting Persons are filing this joint Schedule 13D because they may be regarded as a group. However, each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons and disclaims membership in a group, and this filing shall not constitute an acknowledgement that the Reporting Persons constitute a group.

         (b) The business address for Steven Madden, John Madden and Arvind Dharia is 52-16 Barnett Avenue, Long Island City, New York 11104. The business address for BOCAP and for Sydelle Madden is 19810 Sawgrass Drive, # 402, Boca Raton, Florida 33434.

         (c) (i) Steven Madden is currently incarcerated in connection with his plea agreement with the U.S. Attorney's Office which is described in clause (d) below.

                  (ii) BOCAP is an investment company.

                  (iii) John Madden has been a director of the Company since the Company's inception. John Madden is the Owner and President of J.L.M. Consultants Inc., a general consulting firm. The business address for J.L.M. Consultants Inc. is 6305 NW 65th Terrace, Parkland, Florida 33067.

                  (iv) Arvind Dharia has been the Chief Financial Officer of the Company since 1992.

         (d) On June 20, 2000, Steven Madden was indicted in the United States District Courts for the Southern District and Eastern District of New York. The indictments alleged that Steven Madden engaged in securities fraud and money laundering activities. In addition, the Securities and Exchange Commission filed a complaint in the United States District Court for the Eastern District of New York alleging that Steven Madden violated Section 17(a) of the Securities Exchange Act of 1934, as amended. On May 21, 2001, Steven Madden entered into a plea agreement with the U.S. Attorney's Office, pursuant to which he pled guilty

--------------------------                           ---------------------------
   CUSIP No. 556269108            SCHEDULE 13D             Page 10 of 17
--------------------------                           ---------------------------


to four of the federal charges filed against him. In addition, Steven Madden reached a separate settlement agreement with the Securities and Exchange Commission regarding the allegations contained in its complaint. On April 4, 2002, Steven Madden was sentenced in the United States District Court for the Southern District of New York to forty-one (41) months' imprisonment in connection with two of the federal charges to which he pled guilty. On May 3, 2002, Steven Madden was sentenced in the United States District Court for the Eastern District of New York to forty-one (41) months' imprisonment in connection with the remaining two charges to which he pled guilty. The sentences will run concurrently. Under the settlement agreement with the Securities and Exchange Commission, Steven Madden has agreed to not serve as an officer or director of a publicly traded company for 7 years. Steven Madden began serving his sentence in September of 2002.

         Except as provided herein, none of the Reporting Persons, or other persons identified in Item 2(a) above, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Except as provided herein, none of the Reporting Persons, or other persons identified in Item 2(a) above, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Steven Madden is a United States citizen. BOCAP is a Florida corporation and each of the directors and executive officers of BOCAP are United States citizens. John Madden is a United States citizen. Arvind Dharia is a United States citizen.


Item 3.           Source and Amount of Funds or Other Consideration.

         The source and amount of funds or other consideration used in acquiring the shares of Common Stock reported hereunder are as follows:

         (i) $725,000 of Steven Madden's personal funds was used to acquire the 405,000 shares of Common Stock owned by Steven Madden.

         (ii) $3,236,000 of working capital of BOCAP was used to acquire the 809,000 shares of Common Stock owned by BOCAP.

         (iii) No funds were expended by any of the Reporting Persons in connection with the options to purchase 540,000 shares of Common Stock held by Steven Madden.

         (iv) No funds were expended by any of the Reporting Persons in connection with the options to purchase 35,000 shares of Common Stock held by John Madden.

         (v) No funds were expended by any of the Reporting Persons in connection with the options to purchase 142,000 shares of Common Stock held by Arvind Dharia.

--------------------------                           ---------------------------
   CUSIP No. 556269108            SCHEDULE 13D             Page 11 of 17
--------------------------                           ---------------------------


Item 4.           Purpose of Transaction.

         Other than in connection with John Madden's activities as a director of the Company and/or Arvind Dharia's activities as Chief Financial Officer of the Company, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Persons retain the right to change their investment intent, to acquire additional securities from time to time or to sell or otherwise dispose of all of part of the securities beneficially owned by them in any manner permitted by law.

Item 5.           Interest in Securities of the Issuer.

         (a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

                  (i) Steven Madden beneficially owns 1,754,000 shares of Common Stock. This number includes (A) 405,000 shares of Common Stock owned directly by Steven Madden, (B) options to purchase 540,000 shares of Common Stock which are exercisable by Steven Madden within 60 days of January 11, 2005, and (C) 809,000 shares of Common Stock, which are owned by BOCAP, a corporation wholly-owned by Steven Madden.

                           Steven Madden may be deemed to own an aggregate of 12.53% of the Company's Common Stock (which is calculated based on a total of 13,053,505 shares of Common Stock outstanding as of November 3, 2004 as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004 plus (i) 400,000 shares of Common Stock which were acquired by Steven Madden on January 6, 2005 in connection with the exercise of options and (ii) 540,000 shares of Common Stock which are subject to options exercisable by Steven Madden within 60 days of January 11, 2005).

--------------------------                           ---------------------------
   CUSIP No. 556269108            SCHEDULE 13D             Page 12 of 17
--------------------------                           ---------------------------

                  (ii) BOCAP beneficially owns 809,000 shares of Common Stock. This number includes 809,000 shares of Common Stock owned directly by BOCAP.

                           BOCAP may be deemed to own an aggregate of 6.01% of the Company's Common Stock (which is calculated based on a total of 13,053,505 shares of Common Stock outstanding as of November 3, 2004 as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004 plus 400,000 shares of Common Stock which were acquired by Steven Madden on January 6, 2005 in connection with the exercise of options).

                  (iii) John Madden beneficially owns 1,789,000 shares of Common Stock. This number includes (A) options to purchase 35,000 shares of Common Stock which are exercisable by John Madden within 60 days of January 11, 2005, and (B) 1,754,000 shares of Common Stock, which John Madden may beneficially own pursuant to a power of attorney dated as of September 17, 2002, whereby Steven Madden appointed John Madden and Arvind Dharia as his attorney-in-fact, which includes (1) 405,000 shares of Common Stock owned directly by Steven Madden, (2) options to purchase 540,000 shares of Common Stock which are exercisable by Steven Madden within 60 days of January 11, 2005, and
         (3) 809,000 shares of Common Stock, which are owned by BOCAP, a corporation that is wholly-owned by Steven Madden.

                           John Madden may be deemed to own an aggregate of 12.75% of the Company's Common Stock (which is calculated based on a total of 13,053,505 shares of Common Stock outstanding as of November 3, 2004 as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004 plus (i) 400,000 shares which were acquired by Steven Madden on January 6, 2005 in connection with the exercise of options, (ii) 540,000 shares which are subject to options exercisable by Steven Madden within 60 days of January 11, 2005 and
         (iii) 35,000 shares which are subject to options exercisable by John Madden within 60 days of January 11, 2005).

                  (iv) Arvind Dharia beneficially owns 1,896,000 shares of Common Stock. This number includes (A) options to purchase 142,000 shares of Common Stock which are exercisable by Arvind Dharia within 60 days of January 11, 2005, and (B) 1,754,000 shares of Common Stock, which Arvind Dharia may beneficially own pursuant to a power of attorney dated as of September 17, 2002, whereby Steven Madden appointed John Madden and Arvind Dharia as his attorney-in-fact, which includes (1) 405,000 shares of Common Stock owned directly by Steven Madden, (2) options to purchase 540,000 shares of Common Stock which are exercisable by Steven Madden within 60 days of January 11, 2005, and (3) 809,000 shares of Common Stock, which are owned by BOCAP, a corporation that is wholly-owned by Steven Madden.

                           Arvind Dharia may be deemed to own an aggregate of 13.41% of the Company's Common Stock (which is calculated based on a total of 13,053,505 shares of Common Stock outstanding as of November 3, 2004 as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2004 plus (i) 400,000 shares which were acquired by Steven Madden on January 6, 2005 in connection with the exercise of options, (ii) 540,000 shares which are subject to options exercisable by Steven Madden within 60 days of January 11, 2005 and
         (iii) 142,000 shares which are subject to options exercisable by Arvind Dharia within 60 days of January 11, 2005).

--------------------------                           ---------------------------
   CUSIP No. 556269108            SCHEDULE 13D             Page 13 of 17
--------------------------                           ---------------------------


         (b) The table below sets forth for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

                             Steven Madden          BOCAP           John Madden       Arvind Dharia
                             -------------          -----           -----------       -------------
Sole Power to Vote/              945,000           809,000              35,000            142,000
Direct Vote

Shared Power to Vote/            809,000                 0           1,754,000          1,754,000
Direct Vote

Sole Power to Dispose/           945,000           809,000              35,000            142,000
Direct Disposition

Shared Power to Dispose/         809,000                 0           1,754,000          1,754,000
Direct Disposition

--------------------------                           ---------------------------
   CUSIP No. 556269108            SCHEDULE 13D             Page 14 of 17
--------------------------                           ---------------------------


         (c) There have been no purchases or sales of Common Stock by the Reporting Persons, or other persons identified in Item 2(a) above, within the last sixty days, except for the following:

     ----------------------------------------------------------------------------------------------
               Holder                   Date          Transaction        Shares           Price
               ------                   ----          -----------        ------           -----
     ----------------------------------------------------------------------------------------------
           Steven Madden              01/06/05           Buy*            400,000          $1.75
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Buy**               600          $6.57
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Buy**             1,400          $6.57
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Buy**            14,700          $9.55
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Buy**               116          $9.55
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Buy**               300          $9.55
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Buy**               500          $9.55
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Buy**               300          $9.55
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Buy**               100          $9.55
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Buy**               626          $9.55
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Buy**               230          $9.55
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Buy**               100          $9.55
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Buy**             1,200          $9.55
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Sell                600          $18.94
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Sell              1,400          $18.98
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Sell             14,700          $18.75
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Sell                116          $18.77
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Sell                300          $18.78
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Sell                500          $18.89
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Sell                300          $18.90
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Sell                100          $18.91
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Sell                626          $18.93
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Sell                230          $18.93
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Sell                100          $18.95
     ----------------------------------------------------------------------------------------------
           Arvind Dharia              12/09/04           Sell              1,200          $18.98
     ----------------------------------------------------------------------------------------------

      * Purchase was made through the exercise of options to purchase Common Stock that had been previously granted to Steven Madden.
      ** Purchase was made through the exercise of options to purchase Common
         Stock that had been previously granted to Arvind Dharia.

         (d) Except as provided herein, no person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

--------------------------                           ---------------------------
   CUSIP No. 556269108            SCHEDULE 13D             Page 15 of 17
--------------------------                           ---------------------------

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Steven Madden executed a power of attorney dated as of September 17, 2002, whereby Steven Madden appointed John Madden and Arvind Dharia as his attorney-in-fact.

Item 7.           Materials to be Filed as Exhibits.

         Exhibit 1       Joint Filing Agreement (filed herewith).

--------------------------                           ---------------------------
   CUSIP No. 556269108            SCHEDULE 13D             Page 16 of 17
--------------------------                           ---------------------------


Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            January 11, 2005


/s/ JOHN MADDEN
-------------------------------------------------
John Madden, Attorney-in-Fact for Steven Madden



/s/ ARVIND DHARIA
-------------------------------------------------
Arvind Dharia, Attorney-in-Fact for Steven Madden



BOCAP, Corp.



/s/ JOHN MADDEN
-------------------------------------------------
By:   John Madden, as Attorney-in-Fact for
      Steven Madden, Sole Director



/s/ JOHN MADDEN
-------------------------------------------------
John Madden



/s/ ARVIND DHARIA
-------------------------------------------------
Arvind Dharia

                                                                       EXHIBIT 1

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
               ---------------------------------------------------

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:            January 11, 2005


/s/ JOHN MADDEN
-------------------------------------------------
John Madden, Attorney-in-Fact for Steven Madden



/s/ ARVIND DHARIA
-------------------------------------------------
Arvind Dharia, Attorney-in-Fact for Steven Madden



BOCAP, Corp.



/s/ JOHN MADDEN
-------------------------------------------------
By:   John Madden, as Attorney-in-Fact for
      Steven Madden



/s/ JOHN MADDEN
-------------------------------------------------
John Madden



/s/ ARVIND DHARIA
-------------------------------------------------
Arvind Dharia